UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SELLAS Life Sciences Group, Inc.

(Name of issuer)

Common Stock, par value $0.0001 per share

(Title of class of securities)

81642T 100

(CUSIP number)

Daniel Tafur

Equilibria Capital Management Limited

One Bermudiana Road

Hamilton, Bermuda HM08

(Name, address and telephone number of person authorized to receive notices and communications)

July 16, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 81642T 100	Page 2 of 13

(1)	Names of reporting persons Equilibria Capital Management Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 149,766
	(8)	Shared voting power 2,898,357 (See Item 5)
	(9)	Sole dispositive power 149,766
	(10)	Shared dispositive power 2,898,357 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 3,048,123 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 22.9% (See Item 5) (1)
(14)	Type of reporting person (see instructions) OO

(1)	Calculated based upon (a) 12,999,377 shares of Common Stock issued and outstanding as of July 16, 2018, as represented in the Company’s Prospectus Supplement on Form 424(b)(4) filed with the Securities and Exchange Commission on July 13, 2018, and (b) 316,163 shares of Common Stock issuable upon exercise of warrants held by EQC Private Markets SAC Fund Ltd — EQC Biotech Sely I Fund.

SCHEDULE 13D/A

CUSIP No. 81642T 100	Page 3 of 13

(1)	Names of reporting persons EQC Private Markets SAC Fund II Ltd — EQC Biotech Sely S Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,521,863 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,521,863 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 1,521,863 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 11.7% (See Item 5) (1)
(14)	Type of reporting person (see instructions) OO

(1)	Calculated based on 12,999,377 shares of Common Stock issued and outstanding as of July 16, 2018, as represented in the Company’s Prospectus Supplement on Form 424(b)(4) filed with the Securities and Exchange Commission on July 13, 2018.

SCHEDULE 13D/A

CUSIP No. 81642T 100	Page 4 of 13

(1)	Names of reporting persons EQC Private Markets SAC Fund Ltd — EQC Biotech Sely I Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 992,487 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 992,487 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 992,487 (See Item 5) (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.5% (See Item 5) (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes 316,163 shares of Common Stock issuable upon exercise of warrants held by EQC Private Markets SAC Fund Ltd — EQC Biotech Sely I Fund.
(2)	Calculated based upon (a) 12,999,377 shares of Common Stock issued and outstanding as of July 16, 2018, as represented in the Company’s Prospectus Supplement on Form 424(b)(4) filed with the Securities and Exchange Commission on July 13, 2018, and (b) 316,163 shares of Common Stock issuable upon exercise of warrants held by EQC Private Markets SAC Fund Ltd — EQC Biotech Sely I Fund.

SCHEDULE 13D/A

CUSIP No. 81642T 100	Page 5 of 13

(1)	Names of reporting persons EQC Private Markets SAC Fund Ltd — EQC Biotech Sely II Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 325,799 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 325,799 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 325,799 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.5% (See Item 5) (1)
(14)	Type of reporting person (see instructions) OO

(1)	Calculated based on 12,999,377 shares of Common Stock issued and outstanding as of July 16, 2018, as represented in the Company’s Prospectus Supplement on Form 424(b)(4) filed with the Securities and Exchange Commission on July 13, 2018.

SCHEDULE 13D/A

CUSIP No. 81642T 100	Page 6 of 13

(1)	Names of reporting persons EQC Private Markets II SAC Fund Ltd — EQC Biotech Sely III Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 58,208 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 58,208 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 58,208 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) (1) (See Item 5) (2)
(14)	Type of reporting person (see instructions) OO

(1)	Less than 1%.
(2)	Calculated based on 12,999,377 shares of Common Stock issued and outstanding as of July 16, 2018, as represented in the Company’s Prospectus Supplement on Form 424(b)(4) filed with the Securities and Exchange Commission on July 13, 2018.

SCHEDULE 13D/A

CUSIP No. 81642T 100	Page 7 of 13

(1)	Names of reporting persons Varibobi Financial Holdings Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cyprus
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,343 (See Item 5)
	(8)	Shared voting power 3,048,123 (see Item 5)
	(9)	Sole dispositive power 3,343 (See Item 5)
	(10)	Shared dispositive power 3,048,123 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 3,051,466 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 22.9% (See Item 5) (1)
(14)	Type of reporting person (see instructions) OO

(1)	Calculated based upon (a) 12,999,377 shares of Common Stock issued and outstanding as of July 16, 2018, as represented in the Company’s Prospectus Supplement on Form 424(b)(4) filed with the Securities and Exchange Commission on July 13, 2018, and (b) 316,163 shares of Common Stock issuable upon exercise of warrants held by EQC Private Markets SAC Fund Ltd — EQC Biotech Sely I Fund.

SCHEDULE 13D/A

CUSIP No. 81642T 100	Page 8 of 13

(1)	Names of reporting persons Daniel Tafur
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Spain
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,343 (See Item 5)
	(8)	Shared voting power 3,048,123 (See Item 5)
	(9)	Sole dispositive power 3,343 (See Item 5)
	(10)	Shared dispositive power 3,048,123
(11)	Aggregate amount beneficially owned by each reporting person 3,051,466 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 22.9% (See Item 5) (1)
(14)	Type of reporting person (see instructions) IN

(1)	Calculated based upon (a) 12,999,377 shares of Common Stock issued and outstanding as of July 16, 2018, as represented in the Company’s Prospectus Supplement on Form 424(b)(4) filed with the Securities and Exchange Commission on July 13, 2018, and (b) 316,163 shares of Common Stock issuable upon exercise of warrants held by EQC Private Markets SAC Fund Ltd — EQC Biotech Sely I Fund.

SCHEDULE 13D/A

CUSIP No. 81642T 100	Page 9 of 13

(1)	Names of reporting persons Fabio López
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Spain
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,176
	(8)	Shared voting power 3,048,123 (See Item 5)
	(9)	Sole dispositive power 5,176
	(10)	Shared dispositive power 3,048,123 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 3,053,299 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 22.9% (See Item 5) (1)
(14)	Type of reporting person (see instructions) IN

(1)	Calculated based upon (a) 12,999,377 shares of Common Stock issued and outstanding as of July 16, 2018, as represented in the Company’s Prospectus Supplement on Form 424(b)(4) filed with the Securities and Exchange Commission on July 13, 2018, (b) 316,163 shares of Common Stock issuable upon exercise of warrants held by EQC Private Markets SAC Fund Ltd — EQC Biotech Sely I Fund, and (c) 1,833 shares of Common Stock issuable upon exercise of options which have vested or will vest within 60 days from the date hereof.

Amendment No. 2 to Schedule 13D

This Amendment No. 2 (“Amendment”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 8, 2018, as amended by the Schedule 13D/A filed with the SEC on March 13, 2108 (together, the “Original Schedule 13D”). This Amendment is being filed to reflect the decrease in beneficial ownership of the Reporting Persons resulting from an increase in the number of shares of outstanding Common Stock of the Company in connection an underwritten public offering of 6,845,000 shares of Common Stock, 4,675,000 pre-funded warrants exercisable for shares of Common Stock and accompanying Common Stock warrants to purchase an aggregate of 11,520,000 shares of Common Stock. The shares issuable upon exercise of the pre-funded warrants and the Common Stock warrants are excluded for purposes of calculating the percentage of class beneficially owned by the Reporting Persons. Except as specifically amended by this Amendment No. 2, each Item of the Original Schedule 13D remains unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended by adding the following sentence at the end of the sixth paragraph “On July 18, 2018, Mr. López notified the Company of his decision to resign from the Board of Directors of the Company, effective July 27, 2018, as disclosed in the Company’s Current Report on Form 8-K filed with the SEC on July 23, 2018.”

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following the sentence at the end of the second paragraph “On July 18, 2018, Mr. López notified the Company of his decision to resign from the Board of Directors of the Company, effective July 27, 2018, as disclosed in the Company’s Current Report on Form 8-K filed with the SEC on July 23, 2018.”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The information contained on line (13) on the cover pages of this Statement is incorporated herein by reference.

The shares reported on the cover page of this Statement include (i) 149,766 shares held of record by Equilibria Capital Management Limited, a Bermuda limited liability company (“Equilibria”), (ii) 676,324 shares held of record by EQC Private Markets SAC Fund Ltd—EQC Biotech Sely I Fund, a Bermuda mutual fund company (“Sely I”), and 316,163 shares issuable upon exercise of warrants to purchase Common Stock held by Sely I, (iii) 1,521,863 shares held of record by EQC Private Markets SAC Fund II Ltd—EQC Biotech Sely S Fund, a Bermuda mutual fund company (“Sely S”), (iv) 325,799 shares held of record by EQC Private Markets SAC Fund Ltd—EQC Biotech Sely II Fund, Bermuda mutual fund company “Selly II”), (v) 58,208 shares held of record by EQC Private Markets II SAC Fund Ltd—EQC Biotech Sely III Fund, a Bermuda mutual fund company (“Sely III”), (vi) 3,343 shares held by Varibobi Financial Holdings Limited, a Cyprus limited liability company (“Varibobi”), (vii) 1,833 shares issuable upon the exercise of options held by Mr. Lopez and (viii) 3,343 shares held by Daniel Tafur. Sely I, Sely S, Sely lI and Sely III are referred to collectively as the “EQC Funds”. Equilibria is the investment manager of each of the EQC Funds and may be deemed to beneficially own the shares of Common Stock held by the EQC Funds. Varibobi is an owner of Equilibria and may be deemed to beneficially own the shares held by Equilibria and the EQC Funds. Fabio López is the owner of Varibobi and the chief executive officer, a director and owner of Equilibria and may be deemed to be the indirect beneficial owner of the shares of Common Stock owned by Equilibria and the EQC Funds. Mr. Tafur is chief investment officer, founder and board member of Equilibria and may be deemed to be the indirect beneficial owner of shares of Common Stock beneficially owned by Equilibria. Varibobi, Mr. López and Mr. Tafur each disclaim such beneficial ownership, except to the extent of its or his pecuniary interest in such shares.

Except for Mr. Tafur and Mr. López, none of the individuals listed in Item 2 of the Original Schedule 13D beneficially owns any shares of Common Stock.

SCHEDULE 13D/A

CUSIP No. 81642T 100	Page 11 of 13

(c) There have been no transactions in shares of Common Stock by any of the Reporting Persons or by any individuals or entities named in Item 2 of the Statement during the past 60 days.

(d) Not Applicable.

(e) Not Applicable.

SCHEDULE 13D/A

CUSIP No. 81642T 100	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

EQUILIBRIA CAPITAL MANAGEMENT LIMITED

By:	/s/ Daniel Tafur
Name:	Daniel Tafur
Title:	Chief Investment Officer

EQC PRIVATE MARKETS SAC FUND II LTD — EQC BIOTECH SELY S FUND

By:	/s/ Daniel Tafur
Name:	Daniel Tafur
Title:	Director

EQC PRIVATE MARKETS SAC FUND LTD — EQC BIOTECH SELY I FUND

By:	/s/ Daniel Tafur
Name:	Daniel Tafur
Title:	Director

EQC PRIVATE MARKETS SAC FUND LTD — EQC BIOTECH SELY II FUND

By:	/s/ Daniel Tafur
Name:	Mr. Daniel Tafur
Title:	Director

EQC PRIVATE MARKETS II SAC FUND LTD — EQC BIOTECH SELY III FUND

By:	/s/ Daniel Tafur
Name:	Daniel Tafur
Title:	Director

VARIBOBI FINANCIAL HOLDINGS LTD.

By:	/s/ Fabio López
Name:	Fabio López
Title:	Sole Owner

MR. DANIEL TAFUR

/s/ Daniel Tafur

SCHEDULE 13D/A

CUSIP No. 81642T 100	Page 13 of 13

MR. FABIO LÓPEZ

/s/ Fabio López

Dated: July 23, 2018